1-WA/2344746.1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                 SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    78355X104
                      (CUSIP Number of Class of Securities)

                                MICHAEL P. BYRUM
                                    PRESIDENT
                       RYDEX CAPITAL PARTNERS SPHINX FUND
                         9601 BLACKWELL ROAD, SUITE 500
                               ROCKVILLE, MD 20850
                                 (888) 597-9339
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            CALCULATION OF FILING FEE

Transaction Valuation: N/A (a)      Amount of Filing Fee: N/A (b)

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

     | | Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_| third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

The following form of notice was sent on February 10, 2005 to the financial intermediaries for shareholders participating in the Offer to Purchase, dated September 30, 2004.

RYDEX CAPITAL PARTNERS

From:    Jeff Joseph
         Managing Director
         Rydex Capital Partners, LLC.

Re:      RCP SPhinX Fund Tender Offer Proceeds

Date:    February 10, 2005
--------------------------------------------------------------------------------

Shareholders electing to participate in the Rydex Capital Partners SPhinX Fund December 31, 2004 tender offer were sent 90% of their proceeds on February 4th with the remaining balance being forwarded February 11th.

Per the prospectus, "the Fund will generally pay 90% within 25 days of the NAV Determination Date and the balance within approximately 35 days." As a matter of general operational efficiency, the Adviser typically has been paying 100% in 30 days. The Adviser generally expects to continue this practice due to our understanding that advisers, clients, and custodial partners generally prefer receiving a single payment than multiple installments, especially if the time period between the two installments is relatively short.

In instances when the Fund's final NAV is delayed, the Adviser will pay 90% of the proceeds within 35 days and then the balance upon finalization.

The Fund's final December 2004 NAV was delayed due to extraordinary operational demands on the portfolio funds' administrator due to year-end processing. Consequently, approximately 90% of the tender amount was processed for payment and should already appear in accounts. The second payment, representing the remaining balance to participating shareholders, is being sent today and should appear in accounts very shortly.

Should you have any questions regarding the tender offer process, feel free to call Brian Frambes, Director of Operations, at 301.296.5194.

Thank you for your investment in the Rydex SPhinX Fund.